GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

82-1209

03037257

03 NOV 12 AM 7:2

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

SUPPL

October 30, 2003

PRESS RELEASE

GGL REPORTS ON ACTIVITIES FOR THE PERIOD ENDED AUGUST 31, 2003

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.TSX)** reports on the activities of the Company for the period ended August 31, 2003.

Since 1981, the Company has been engaged in the acquisition, exploration and development of mineral properties in North America. Its initial exploration focus was primarily on gold and copper-gold prospects. As a result, the Company retains ownership of a gold property and a copper-gold property in British Columbia, Canada, and has a gold property under option in Nevada, USA.

In 1992, the Company began to explore for diamonds on the Slave Craton in the Northwest Territories of Canada, an effort that has become the Company's primary exploration focus. Between 1992 and 1995 the Company initiated joint ventures with Teck/Cominco, the Slave Diamond Syndicate, Echo Bay Mines, and De Beers Canada Exploration Inc. ("De Beers", formerly Monopros Limited). One of these, the Doyle Lake Project with De Beers, has discovered a diamond bearing kimberlite and exploration is in progress. The Fishback Project claims (formerly held by the Slave Diamond Syndicate and a subsequent joint venture with De Beers) have reverted to the Company and exploration continues on some of the claims.

In March of 2000, the Company began a claim acquisition program, the CH Project, south and west of Lac de Gras and the Ekati Diamond Mine. Diamond exploration and claim staking continued through 2001, 2002 and 2003. Portions of this project area have advanced to the target drilling stage while heavy mineral sampling continues to aid in the definition of new targets. The CH project area contains over 300,000 acres in ten claim groups. The excellent geochemistry of the diamond indicator minerals in this area is prime evidence that clusters of diamond bearing kimberlites are to be found here.

Diamond Exploration, Slave Craton, Northwest Territories, Canada

The Slave Craton, an area approximately 400 km by 600 km, is composed of thick crustal rocks greater than 2.5 billion years old. Defined by age and thickness, Cratons are known to contain economic diamond deposits. Prior to the Canadian diamond discoveries, the best known diamond deposits were in the Cratons of South Africa, Russia, India and Brazil. To date two major diamond deposits in the central portion of the Slave Craton are in production, the Ekati and Diavik mines.

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton

The southeast portion of the Slave Craton contains, to date, two potential diamond mines. The Snap Lake diamond deposit is scheduled to go into production in two to three years. The deposit was found in 1996 by a junior exploration company, Winspear Resources, which in 2000 was bought by De Beers. The Gahcho Kue kimberlites, on Mountain Province (MPV) claims adjacent to GGL's Doyle Lake project area, contain a gross diamond resource of $2.0 billion. De Beers is earning a 60% interest in this deposit from Mountain Province Diamonds Inc. A pre-feasibility study is in progress.

GGL began exploring the Doyle Lake area in 1993 under a joint venture agreement with Teck/Cominco. At that time kimberlites had yet to be discovered in the area.

dlw 11/12

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton, continued

The traditional method for exploring for kimberlites is through kimberlitic indicator mineral sampling (KIMS). It has been common knowledge that four minerals, chrome pyrope (a type of garnet), chrome diopside, picro ilmenite, and chrome spinel are used as kimberlite tracers (indicator minerals) based on an evaluation of their chemical composition. Although inclusions of these minerals within diamonds detract from the beauty of the diamond and decrease its economic value, they are very useful for exploration because they reveal the composition of the indicator minerals associated with diamonds. The sampling consists of digging a hole with a shovel and taking 10 to 20 litres of glacial till (dirt), and sending it to a laboratory for the recovery of the indicator minerals (if any) and the analysis of the indicator grains recovered. This method will not only confirm that a kimberlite is present in the area, but makes it possible to evaluate the potential of the kimberlite to host diamonds. The cost of sampling varies, but in general is $600 to $1,000 per sample.

Sampling programs at Doyle Lake were completed in 1993 and in 1994. Although most all of the samples were barren, one sample contained four grains of chrome pyropes that confirmed the potential for kimberlite. Two of the grains had the right composition to be associated with diamonds. Except for this sample, the overall results were discouraging and Teck/Cominco withdrew from the joint venture.

The Company, unable to interest the major diamond explorers in the area, continued on its own. By the end of 1994, the Company, following up on the one good sample, had located a series of samples (an indicator mineral train) that contained hundreds of kimberlitic and diamond indicators. In 1995, a joint venture was signed with De Beers that allowed the Company to continue exploration. In 1996, a source of the indicator mineral train was found. It proved to be a diamond bearing kimberlite at least 1.3 km in length, up to 5.7 metres thick and dipping at five to eleven degrees. At that time, a limited drilling program suggested a resource of 800,000 tonnes, but it was clear that the potential tonnage was much greater. Further evaluation of the indicator minerals, undertaken in Australia on behalf of the Company, and in South Africa by De Beers, confirmed the high grade diamond potential of the kimberlite.

Of the 30 Doyle Lake mineral claims, the LA 26 – 30 claims were staked by the Company subject to a Notice of Protest, filed in 1995, by which the Company contested the staking of underlying claims as being in contravention of the Canada Mining Regulations. (The 1996 kimberlite discovery was to lay within one of these claims.) At the same time SouthernEra staked adjoining, but separate mineral claims, also subject to a similar notice of protest. Beginning in 1995, litigation continued through to May 2003 at which time the Company and De Beers, and SouthernEra and Diamonds North were awarded their respective claims.

During the eight year period, in which the ownership of the claims were in question, no further exploration work was conducted on the five claims or the diamond bearing kimberlite found in 1996. De Beers continued exploration on the undisputed LA 1 – 25 claims, earning a 60% interest in the LA 1 – 30 claims. The Company has a 40% carried interest.

In May of this year a Tribunal appointed by the Minister of Indian and Northern Affairs upheld the May 1996 decision of the Supervising Mining Recorder, awarding the LA 26 – 30 mineral claims to the Company. At that time, De Beers informed the Company that they were ready to resume work on the claims.

During August and September, De Beers undertook a program to obtain kimberlite samples for microdiamond analysis and to begin to define the strike length of the kimberlite. The sample taken in 1996 contained 69 microdiamonds in a 125.2 kg sample, but the kimberlite obtained was diluted with granite as a result of the type of drilling equipment used. Nevertheless it was a significant result and confirmed that the kimberlite contains diamonds. This year's drilling used a core drill that recovered only kimberlite in a 160 kg sample. Without dilution the microdiamond counts are expected to be greater. It is standard practice in diamond exploration to first take samples of approximately this size to help determine if larger more expensive sampling is warranted. After the results are received, which we anticipate will be early next year, but could be sooner, De Beers will evaluate the practicality of taking a large sample of approximately two tonnes by trenching from surface. The trenching will be more efficient and cost effective than drilling.

Doyle Lake LA 1 – 30 Mineral Claims, Southeast Slave Craton, continued

This program succeeded in extending the strike length of the kimberlite from 1.3 km to 2 km, which is of great potential significance for the Company and its shareholders. The kimberlite resembles a book lying on a table that has one side lifted by one or two inches. We now know that the lifted edge of the "book" is at least 2 km long, and we know that this edge is up to 5 metres thick. The part that slopes away has been defined by only a few drill holes, which to date have followed it for 150 metres.

These promising results look remarkably similar to the early exploration results of Snap Lake. The early drilling at Snap Lake was also along the near-surface edge of a kimberlite that appeared to be a few centimetres to a few metres thick with a strike length of less than 1 km. Only after some 50,000 metres of drilling was the Snap Lake Kimberlite found to contain a total resource of 60 million tonnes. To date 23 million tonnes have been outlined for mining. It is not unreasonable to consider a possible 5 to 10 million tonnes at the Doyle kimberlite or with sufficient drilling much more (only 668 metres were drilled this year). The key factor is diamond content and that remains to be determined.

This year's drilling by De Beers also produced the first confirmation of a second suspected kimberlite lying below the Doyle kimberlite. The possibility of two kimberlites adds to the potential of this property.

De Beers continues to explore the GGL claims between the Doyle kimberlite and the kimberlites on the Mountain Province claims. All of the main diamond bearing kimberlites lie along a northeast corridor that we have termed "Kimberlite Alley". Between the Doyle kimberlite and our north claim boundary at Gahcho Kue, ten kilometres of this corridor remains to be adequately explored. Outside of this corridor there are two pipe-like drill targets that are being considered for drilling this winter.

De Beers has spent over $6 million on the Doyle property. This world-class diamond company has been an excellent joint venture partner and we look forward to the continued exploration of this promising property.

CH Project Area, Central Slave Craton

The central area of the Slave Craton is home to two diamond mines, Ekati and Diavik. These two mines, the first in Canada, together produce 10% of the world's diamond production. The central part of the Slave Craton was recently described by research scientists at the 8th International Kimberlite Conference, held this year in Victoria BC, as one of the most prospective diamond potential areas of the Slave Craton. It is here that the Company's CH mineral claims are located.

Although GGL began staking these claims in 2000, the Company began to gather the information that allowed this to happen in 1992, the year the Company started diamond exploration. That year, the Company began to build what is today an enviable and rich source of data and information. Since that year, the Company has routinely logged and analyzed vast quantities of diamond exploration data that is available from public, private, and government sources, and manages this information to produce maps, tables and reports on demand. From this unique and proprietary data set, we have selected areas known to have diamond chemistry indicator minerals. Because exploration is a dynamic and competitive industry, it took time, patience and secrecy to take our own samples to confirm the data set information and to stake highly desirable claims. This was accomplished at a slower pace than may have been desired because of the difficulties all resource companies were experiencing in raising money during what was undoubtedly the worst downturn for the resource industry in 50 years.

Diamonds are expensive because they are rare and extremely difficult to find. To give the Company and its shareholders the best chance for success we acquired as much ground with diamond potential as we could afford (currently over 325,000 acres). This required a great deal of time and money to maintain claims, as set by government regulations, until we could focus on those claims that have the greatest potential.

CH Project Area, Central Slave Craton, continued

The simple version of diamond exploration is first, to find the right indicator minerals, follow them until they end, ideally at a geophysical anomaly (target), drill it, find the kimberlite containing diamonds and live happily ever after. Early in our exploration, on three of our properties, we found indicator minerals, reflecting classic geophysical anomalies. With the blessing and expertise of our independent experts, we drilled six targets, but we found no kimberlites. We now had something in common with the other diamond exploration companies who drilled many targets without finding kimberlites. Drilling many targets is a valid approach to finding diamonds, for those large companies that can afford it. A junior company with limited funds (like GGL) must take more time to evaluate and prioritize each target before drilling.

The CH Project Area contains ten separate diamond exploration properties. Of these the Zip-de, Starfish, Seahorse, Courageous and Mackay are the most advanced. Extensive exploration in the form of indicator mineral sampling and geophysical surveys has been completed on these claims. Our geologists are now evaluating results in order to select drill targets. Prioritizing of drill targets is expected to be completed early next year after we receive the results of this year's exploration. Three potential high priority drill targets have been identified from the preliminary results of the Fugro airborne geophysical survey, on the Zip-de mineral claims. Two of these have good indicator mineral support. The third required additional sampling (results are pending) to confirm the indicator mineral relationship.

To illustrate some of the complexities of the exploration process, the Company had expected to complete an 8,000 line kilometre airborne survey over the Starfish and Zip-de claims in August. However, completion of the survey was delayed because of severe magnetic storms caused by solar flares. We now expect to receive final processed data, maps and reports in November. Because of this unexpected circumstance, the Company had to abandon its plans to start a drill program this year.

By using the preliminary data provided by Fugro during the survey, our geologists were able to select and make site visits of potential target areas. They located 28 targets on Starfish and 45 on the Zip-de claims. Many of these will not become priority targets and upon receipt of the final data, and with additional processing, new targets may be selected. The final processing of the data is important as many of the best diamond deposits have shown only weak responses to geophysics (some have no response) and these weak responses are often not apparent in the preliminary data.

Many of the kimberlitic indicator minerals within the trains on the Starfish and Zip-de claims are also diamond indicators. Their sources are worth finding and that is what we plan to do.

The Seahorse claims contain a 2 km wide, low-count indicator mineral train. Several drill targets have been chosen at the head of this train. On the Courageous claims, three targets lie at the head of the mineral train. All of these targets will be evaluated and rated against those of the Starfish and Zip-de targets.

Early this winter and prior to the final selection of drill targets, the chosen potential drill targets will be covered by ground geophysical surveys.

The other separate diamond exploration properties are Winter Lake North, Winter Lake South, Zip-du, Zip-da and the "G" claims. Of these, the Winter Lake North has the best indicator mineral counts and diamond chemistry. Our geologists collected new indicator mineral samples this year to help define the trend of indicator mineral trains. The Company anticipates completing geophysics on this property in the coming year and selecting targets for drilling in the late summer of 2004 or early winter 2005.

Samples were taken on the Zip-du and Zip-da this summer and these claims are in the early stages of diamond exploration. Results of indicator mineral sampling on the Winter Lake South and G claims are the least promising of the properties. Some anomalous samples occur, but trends are poorly defined.

The gathering of evidence to help select the best targets for drilling is time consuming and expensive. The more evidence we get the better our chances of success. How patient can we be, how patient should we be, or how patient are our shareholders? Like an archer with ten arrows, a hundred targets and only one prize, we have to aim carefully and hope for a little bit of luck.

Last but not least, the Fishback Project is being re-examined and may be drilled as part of our 2004 drill program. At this property, lake sediment samples taken from a large deep hole in a lake returned positive kimberlite geochemistry. As the hole is 60 to 100 hectares in size the possibility that it could be a kimberlite cannot be ignored.

Exploration and General and Administrative Expenditures

As at August 31, 2003, the Company had incurred exploration costs on mineral properties of $1,118,952 (charter aircraft $153,378; drilling, trenching and sampling $249,583; licences and recording fees $16,362; salaries and wages $88,745; technical and professional services $158,279; transportation $93,332 and project supplies of $107,250). Exploration costs for the period ended August 31, 2003 are higher than 2002 by $556,593, an increase of 99%.

On a per project basis, the Company spent the $1,118,952 exploration costs as follows: $57,771 on the Diamond Venture, $1,043,517 on the CH project, $7,771 on the Doyle Lake project, $2,004 on the Clinton, $2,520 on the McConnell Creek and $5,369 on the Happy Creek Gold/Silver Property.

The Company reported a net loss of $318,835 for the period ended August 31, 2003 compared to a net loss of $319,311 for the period ended August 31, 2002 (a decrease of 1% from 2002 to 2003). General administration expenses for the period ended August 31, 2003 were $268,815 compared to $226,912 for the period ended August 31, 2002 (an increase of 18% from 2002 to 2003). The increase in general administration expenses was primarily due to an increase in legal and audit (2003 - $28,718; 2002 - $18,711), corporate relations (2003 – $59,911; 2002 - $18,812), travel (2003 - $35,025; 2002 - $17,204), licences, taxes, insurance and fees (2003 - $27,256; 2002 - $16,558) and shareholders' meetings and reports (2003 - $19,868; 2002 - $14,109).

Revenue for the period ended August 31, 2003 was $10,123 consisting of interest income compared with $1,661 for the period ended August 31, 2002.

Acquisition and Disposition of Resource Properties and Write offs

29 claims were staked during the period ended August 31, 2003. The write off of exploration and mineral property costs for the period ended August 31, 2003 was composed of $57,771 Diamond Venture general exploration.

Related Party Transactions

During the six months ended August 31, 2003 the Company was billed $36,000 ($24,000 of which is included in accounts payable) by one director (August 31, 2002 – $41,600) for consulting fees and technical and professional services. The fees for the period ended August 31, 2003 are recorded as Consulting fees. As at August 31, 2003, the Company has accrued $24,000 owing to the director who is also the President for consulting fees and technical and professional services. See "Commitments" section.

Commitments

The Company has entered into an operating lease agreement with respect to its office premises. Minimum payments of $30,290 in 2003, $30,290 in 2004 and $5,303 in 2005 are required under the agreement.

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of August 31, 2003. If the conditions precedent had been satisfied at August 31, 2003, the amount owing under the agreement would be approximately $164,000 in addition to the $24,000 accrued at August 31, 2003.

Financial Condition and Liquidity

The Company had working capital at August 31, 2003 of $861,666 compared with a working deficit of $15,365 as at November 30, 2002. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. As at August 31, 2003 the Company had $61,488 of long-term debt (mortgage loan) outstanding.

For the period ended August 31, 2003, the Company experienced a negative cash flow of $259,579 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as legal and audit, corporate relations, travel, licences, taxes, insurance and fees and shareholders' meetings and reports. (See Exploration and General and Administrative Expenditures for further information.)

During the period ended August 31, 2003, the Company completed a private placement of 5,000,000 common shares at $0.20 per share for gross proceeds of $1,000,000 and paid $80,000 cash as a finders fee, completed a second private placement of 2,722,222 common shares at $0.45 per share for gross proceeds of $1,224,999.90 and paid $82,800 cash as a finders fee, issued 550,333 common shares pursuant to the exercise of warrants for gross proceeds of $132,099.90 and issued 685,000 common shares pursuant to the exercise of stock options for gross proceeds of $199,666.65.

The Company's cash position as at August 31, 2003 was $1,160,673. The increase in cash position compared to November 30, 2002 was due principally to the completion of two private placements.

Subsequent Events

Subsequent to August 31, 2003 the Company issued 1,066,999 common shares pursuant to warrants exercised for gross proceeds of $310,099.70 and completed a private placement of 1,967,623 common shares at $0.45 per share for gross proceeds of $885,430. The Company paid a cash finders' fee of $70,832.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

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